EXHIBIT 1.02

2013 CONFLICT MINERALS REPORT for DIALOGIC INC. (OTCQB:DLGC)

This Conflict Minerals Report (“Report”) begins with a discussion of the challenges – both in general and specific to Dialogic Inc. (“Dialogic”) – to becoming DRC Conflict Free, followed by a description of the measures taken by Dialogic prior to and during 2013 in order to prepare for and then conduct a reasonable country of origin inquiry and due diligence with regard to Dialogic’s suppliers and their smelters on the source and chain of custody of the necessary conflict minerals in Dialogic’s products that it had reason to believe may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country and may not have come from recycled or scrap sources to determine whether such products were “DRC Conflict Free” in furtherance of completing the Form SD for the calendar year ending December 31, 2013 required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  Also covered in the Report are some of the steps Dialogic plans to implement in 2014 to further progress toward becoming DRC Conflict Free.

General State of Conflict Minerals Compliance

The results of a PricewaterhouseCoopers (PWC) survey (published in April 2014 and available for download at http://www.pwc.com/en_US/us/audit-assurance-services/publications/assets/pwc-conflict-minerals-compliance-survey-2014.pdf) suggest that many companies to whom the Rule  applies made slow, if any, progress toward actually becoming DRC Conflict Free during 2013 and the early months of 2014.  For example, the survey found that only 18% of respondents indicated that a majority of their suppliers had even identified their smelters, and nearly half of the respondents had suppliers with smelters which, once having actually been identified, were not yet certified to be conflict-free.  Moreover, only 7% of the PWC survey respondents indicated that their company expects to be DRC Conflict Free within the next two years.

Dialogic’s History and Challenges

Dialogic was- and still is - faced with challenges in becoming DRC Conflict Free.  Dialogic is not alone in being a company with both legacy and next generation telecommunications products (in Dialogic’s case, its hardware products comprise, as examples, equipment for “any to any” network connection, network switching infrastructure,  managing network congestion and optimizing network bandwidth, and providing “value-add-services”); however, as of December 31, 2013 Dialogic had 539 employees, which was actually a lower total than the number of unique entities (569) identified by Dialogic as being suppliers of one or more components for Dialogic products as of December 31, 2013.

Also, not only are Dialogic’s hardware-based telecommunications products comprised of many thousands of components sourced from hundreds of suppliers, but many of such products were first introduced by a company other than Dialogic.    For example, some current Dialogic products (including the Dialogic® Media Gateway Series, Dialogic® JCT Media Boards, and Dialogic® DM3 Media Boards) were formerly sold by or on behalf of Intel Corporation prior to Dialogic Corporation acquiring Intel Corporation’s Media and Signaling Business in 2006, while others (such as the Dialogic® Eiconcard™

Serial Protocol Adapters and the Dialogic® Diva® Media Boards) were formerly sold by or on behalf of Eicon Networks Corporation before it changed its name to Dialogic Corporation in 2006, and still others (including the Dialogic® IMG 1010 Integrated Media Gateway and Dialogic® Brooktrout® TR1034 Fax Boards) were formerly sold by or on behalf of Cantata Technology, Inc. before that company was acquired by Dialogic Corporation in 2007, and yet still others (including the Dialogic® CG Series Media Boards and Dialogic® TX Series SS7 Boards) were formerly sold by or on behalf of NMS Communications Inc. before that company was acquired by Dialogic Corporation in 2008.

And these various products are in addition to those sold by or on behalf of Veraz Networks, Inc. (including the Dialogic® ControlSwitch™ System and the Dialogic® I-Gate® PRO and EDGE Media Gateways) prior to Veraz Networks, Inc. changing its name to Dialogic Inc. in 2010.

In sum, Dialogic faced – and continues to face – specific challenges in its quest to become DRC Conflict Free, due to its corporate history, its wide array of hardware-based products, and its many suppliers.

Reasonable Country of Origin Inquiry and Due Diligence Efforts for 2013

Dialogic’s Reasonable Country of Origin (RCOI) and Due Diligence framework for 2013 was implemented to comply with the Organisation for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, which, as of May 2014, is available at: http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

Preparation Steps

Dialogic’s RCOI and Due Diligence efforts began in 2012, with the formation of an internal team (the “Team”) within Dialogic that was comprised of Dialogic in-house legal counsel, manufacturing engineers, and quality managers.  As a first step, the Team established that the Rule indeed applied to Dialogic, and Team members began to familiarize themselves with published materials and other applicable resources to understand the Rule and Dialogic’s reporting and other obligations based thereupon.

Still during 2012, the Team set about evaluating what needed to occur (including prior to 2013) to position Dialogic to comply with the Rule.  For example, the Team sought to determine the scope of data collection that would be needed,  what criteria should be established for data collection,  what public resources could be used to ensure data collection would be efficient and that the data itself would be usable by Dialogic, and how the data could be obtained and validated.

The Team also identified additional questions/issues that related to activities expected to occur during 2013, such as which individual(s) within Dialogic would analyze and validate the data, how Dialogic would manage, store and retrieve the data, and how Dialogic would stay abreast of updates to the Rule during calendar year 2013.

Early in 2013, the Team carried out a detailed risks/concerns analysis,  identifying questions and issues such as: would Dialogic have the internal resources to allocate to the detailed work of data collection for the project without assistance from a third party, would suppliers engage (i.e., would they refuse to provide information, or, even if they cooperated, would the information they provided be inaccurate, incomplete, mistaken, and/or purposely wrong or misleading) and would Dialogic be able to validate (via due diligence) the successfully collected information prior to the deadline to file the Form SD to which this Report is attached.

In January 2013, Dialogic published an initial Conflict Minerals policy (as of May 2014, the then current version of the policy was available at: http://www.dialogic.com/~/media/company/docs/Conflict-Minerals-Policy.pdf)  and the Team prepared a presentation for senior Dialogic management. A key aspect of Dialogic’s framework to comply with the Rule was (and still is) to evaluate and assess – on an ongoing basis - the success of existing practices and measures and, if necessary, revise, supplement, or even eliminate and replace certain approaches in order to ensure that Dialogic is best positioned to utilize its resources (both those of the company and, where applicable, third parties) in furtherance of complying with the Rule and in preparation for ultimately filing the Form SD to which this Report is attached.

As part of the preparation steps described above, the Team concluded that many of the legacy hardware-based products that Dialogic manufacturers or contracts to have manufactured incorporate one or more conflict minerals, including (i) tin, which is used in solder, (ii) tantalum, which is used in capacitors, (iii) tungsten, which is used in switches and relays, and (iv) gold, which is used in gold-fingers on circuit cards and cable connectors.

RCOI and Due Diligence Steps

Dialogic decided to use the EICC/GeSI Conflict-Free Smelter Program’s Request Template (available via http://www.eicc.info/extractives.shtml)  in furtherance of its Conflict Minerals assessments and determinations. Dialogic considered – and still considers  - the EICC/GeSI Program (and the Template) reliable because, among other factors, it is based on the aforementioned OECD guidelines and is widely used within the electrical, electronics, and telecommunications industries, and because EICC/GeSI auditors assess smelters at onsite audits.

Early in 2013, the Team decided to outsource the role of reaching out to Dialogic suppliers to a third party.  The third party was chosen because of its qualifications as well as its familiarity with Dialogic, being one of Dialogic’s contract manufacturers.  An agreement was signed between Dialogic and the third party detailing the scope of work, steps and effort to be taken by the third party, data to be collected by the third party, and transfer and ownership of the data once collected.

A  template letter was prepared by Dialogic and, depending on the supplier’s relationship to Dialogic, was sent to each supplier either by Dialogic itself or by the third party on behalf of Dialogic. The letter requested the supplier to provide -  using the EICC/GeSI Conflict Minerals Request Template -  data on the origin of the conflict minerals, if any, incorporated in the Dialogic components supplied to Dialogic by the supplier.

If a supplier failed to respond  to its letter or its response – although received - was considered by Dialogic to be incomplete or lacking, the supplier was re-contacted at least once during 2013.

Results

Dialogic ultimately received an EICC-GeSI Request Template during 2013 from 338 of its 569 suppliers, for a 59.4% response rate.  Of the 231 suppliers that did not respond, as noted above at least one additional effort – beyond the initial letter request - was made to contact them during 2013.  Dialogic’s plan for 2014 is to continue to seek EICC-GeSI Request Template responses from those 231 suppliers, and as of May 2014 this effort has already resulted in receiving an EICC-GeSI Request Template from more than 50 additional suppliers.

For the 338 responses Dialogic received during 2013, none positively indicated that they were a DRC Conflict Minerals User.  More than 20% indicated that there were no Conflict Minerals in the components they supplied to Dialogic, while a nominal percentage (more than 0% but less than 5%) indicated that the component(s) they supply to Dialogic are DRC Conflict Free.  The remainder of the suppliers responded with an indication of DRC Conflict Undeterminable.

Many of Dialogic’s 338 responding suppliers did not provide full information on the EICC-GeSI Request Template that was returned to Dialogic, in particular with respect to identifying smelters.  According to the PWC survey referred to above, however, Dialogic is not alone in this position, as not only did only half of the PWC survey respondents receive fully completed RCOI responses from greater than 50% of their suppliers, but also the general assessment among PWC survey respondents of their RCOI responses was that 31% were of “poor” quality while only 5% were of “high” quality.

Based on RCOI and due diligence steps summarized above, Dialogic has determined that its supply chain is DRC Conflict Undeterminable for the calendar year ending December 31, 2013.  Dialogic has made this determination because it does not have sufficient information from its suppliers regarding all of the smelters that processed the conflict minerals in Dialogic’s products to conclude whether the conflict minerals originated in the DRC or an adjoining country and, if so, whether the conflict minerals were from recycled or scrap sources or were or were not from other conflict free sources.

Plans for 2014

For 2013, Dialogic’s due diligence efforts were focused mainly on identifying its suppliers, reaching out to those suppliers, and getting a firm handle on where things stood with respect to those suppliers.  For 2014, Dialogic plans to focus – in parallel – on getting RCOI responses from the suppliers who either did not provide such information at all during 2013, or whose responses were incomplete or unsatisfactory.  In particular, Dialogic plans to push hard to receive smelter information from as many suppliers as possible.  Moreover, it is also possible that Dialogic might consider changing certain suppliers on the basis of their progress – or lack thereof - toward using Conflict Free smelters.

The nature of Dialogic’s business also should assist Dialogic’s efforts to move further toward becoming DRC Conflict Free, as if past years are indicative it is possible that legacy hardware-based Dialogic products that incorporate Conflict Minerals will be discontinued and either not replaced by new products or by new products that are software-based and would not incorporate Conflict Minerals.

Moreover, although Dialogic is not a large company with significant industry “clout,” its hope is that other large, more powerful and well-known companies, particularly within the telecommunications industry of which Dialogic is also part, will strongly encourage their suppliers to use only Conflict Free smelters.  As that occurs, Dialogic should directly benefit by virtue of having some suppliers in common with these larger companies, as well as benefit indirectly because Dialogic suppliers may begin to use Conflict Free smelters to remain competitive.

Website Links

The website links contained above are provided for convenience of the reader of this Report and none of the information contained in or accessible through such website links shall be deemed to be incorporated by reference or included as part of this Report or the Form SD to which this Report is attached.  Dialogic takes no responsibility for any of the information contained in or accessible through any website linked herein.